Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

November 27, 2013

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Loan Lauren P. Nguyen

Re:

Sundance Strategies, Inc.

Amendment No. 3 to Form 8-K

Filed September 12, 2013

File No. 000-50547

Amendment No. 4 to Form 8-K

Filed November 26, 2013

Dear Ms. Nguyen:

Introduction

First, on behalf of the Company and the undersigned, we appreciate the comments that have been provided by the SEC relative to this Current Report.  A careful and independent review is always needed.  Those preparing and compiling information too often see what they know rather than what is actually written.  The SEC comments have been very helpful in clarifying our disclosure.

All references to the “Company,” “Sundance Strategies,” “we,” “our” and “us” and similar words indicate the Registrant, Sundance Strategies, Inc., and where applicable, include the business of ANEW LIFE, INC., a Utah corporation and wholly-owned subsidiary of the Company (“ANEW LIFE”), which was acquired on March 29, 2013.

November 27, 2013

In response to your letter to the Company under date of September 26, 2013, we provide the following information relative to the SEC comments and our 8-KA-4 Current Report, which was filed today:

General

1.

We have referred your response to our prior comment regarding whether you may be an investment company to the Division of Investment Management.  If we have any additional comments, we will let you know.

Response: Based upon the conversation of the undersigned with John Stickel on Friday, November 22, 2013, I understand that there are no additional comments on this issue at this time.

Business, page 7

2.

We note your response to our prior comment 2.  Please provide support for your statement that you are in the process of raising additional cash resources or revise to remove.  Similarly, provide support for or remove the statement on page 16 that you have had preliminary discussions with alternate lending sources.

Response: We have indicated the following on page 8 regarding raising additional cash resources:

“We announced on November 14, 2013, that we had completed our private placement of shares of our common stock comprised of “restricted securities” as defined in SEC Rule 144 to “accredited investors” only, which commenced in our first quarterly period ended June 30, 2013, raising aggregate gross proceeds of $15,092,500.  For additional information on this private placement, please see our 8-KA-2 Current Report dated June 7, 2013, and filed with the SEC on November 14, 2013.  See Item 9.01.

We also made reference to our 10-Q Quarterly Report for the quarter ended September 30, 2013, and our 10-K Annual Report for the fiscal year ended April 30, 2013.

We have deleted the reference to “preliminary discussions with alternate lending sources” on the former page 16, and have added or made changes to minor paragraphs on the current page 17, as follows (where applicable, underlines reflect the changes made, other than the deletion):

“We believe there may be additional lenders available in the coming years; however, we have no arrangements or understandings with any such lending sources, nor the Senior Lender, and no assurance can be given that any such lending sources will become available to us in the future.”

November 27, 2013

“We intend to request that the Lux Sarls or their related parties or subsidiaries who are parties to the Senior Loans renegotiate the Senior Loans, or we intend to have alternate financing available, prior to the end of the Senior Loans’ terms; presently, we have no alternative sources of Senior Loans available to us.”  The Senior Lender is committed to the issuance of Senior Loans on life settlement products like NIBs, and we believe it has the capacity to continue to make such loans. The ongoing availability of these Senior Loans will allow for the creation of products like NIBs, and which are currently only sold by PCH Financial and Del Mar Financial; however, being “committed” and actually making the loans are entirely different matters.  The failure of the Senior Lender to continue making these loans to PCH Financial and Del Mar Financial may result in their inability to provide NIBs to us for purchase and our business model may suffer substantially.  It should be noted that we do not have a direct contractual relationship with the Senior Lender and no written agreement in this regard has been provided.

3.

We note your response to our prior comment 7 and continue to disagree with your analysis.  Please state here the name of the European financial institution that serves as the Senior Lender and, if applicable, its corporate fiduciary with whom you coordinate. We note that the Senior Lender has currently the only lender providing financing for the policies securing the NIBs.  In addition, we note that the ongoing availability of Senior Loans allows for the creation of products like NIBs and that the NIBs are by-products of such Senior Loans.  Further, we note that the Senior Lender could demand repayment and all future premiums which could be your responsibility.  We also note that you intend to renegotiate the Senior Loans or have alternate financing available prior to the end of their terms.  While we note your disclosure that you do not have a direct contractual relationship with the Senior Lender, such Senior Lender appears material to you and your operations as you rely on this one lender for the loans related to the NIBs.

Response:  The Senior Lender is the only current lender engaged in making Senior Loans on what we call NIBs; however, the NIBs are not a by-product of the Senior Loans.  We have removed that statement. The Senior Lender could demand repayment of the Senior Loans; however, the Company: (i) would have no liability whatsoever for the Senior Loans; (ii) would not even be entitled to official notice of the Senior Lender’s demand for the payment of the Senior Loan of any notice of foreclosure of the Senior Loan; and (iii) in the event of a foreclosure, could only appear and bid on the policies securing the Senior Loan in the same capacity of any other unrelated party.  Even if the Company had the ability to arrange other financing in the event that the Senior Loans were not refinanced and insurance proceeds from the policies were not available to pay the Senior Loans, it would have to make arrangements with the Lux Sarls or their related parties or subsidiaries, who are parties to the Senior Loans, to pay off the Senior Loans and acquire their underlying interests in the policies for the Company, if it had its own funds for this purpose, or for security for the new

November 27, 2013

Senior Lender.  If the Senior Loans could not be renegotiated and foreclosure occurred, the Company would lose its entire interest in the NIBs, if prior funds to pay off the Senior Loans were not available from any source.  We have added the following on page 23 in the Risk Factors, and have referenced this paragraph in another risk factor on page 36.

“A demand for payment of the Senior Loans and a foreclosure by the Senior Lender on the policies could result in the loss of our entire investment in the NIBs.

The Senior Lender could demand repayment of the Senior Loans.  Though we have no liability for the Senior Loans because we are not party to them, we could lose our entire investment in our NIBs.  Since we are not party to the Senior Loans, we are not entitled to any notice of the Senior Lender’s demand for the payment of the Senior Loans or any notice of any foreclosure of the Senior Lender on the policies.  In the event of a foreclosure, we could only appear and bid at the foreclosure sale on the policies securing the Senior Loans in the same manner as any other unrelated party.  Even if we had the ability to arrange other financing prior to any foreclosure sale, we would have to make arrangements with the Lux Sarls or their related parties or subsidiaries, who are the only parties to the Senior Loans, to pay off the Senior Loans for our benefit and then acquire their underlying interests in the policies for the Company.  If the Senior Loans could not be renegotiated and foreclosure occurred, we would lose our entire interest in the NIBs.”

For the reasons in the foregoing Risk Factor, the information provided in the amended paragraphs about the Senior Lender in response to Comment No. 2 above and the fact that we have repeatedly advised throughout the Current Report of the various risks about the Senior Lender, including that the Senior Lender is not a rated bank, we have not named the Senior Lender.  Therefore, the disclosure of name of the Senior Lender will add no appreciable benefit to the public that is material in any way.  Further, we have agreed to maintain the name in strict confidentiality, and the disclosure of the name would benefit any potential competitor, potentially to our detriment, by directing them to this bank.

Personally, in all of my meetings with members of management and hundreds of items of email or written correspondence, the name of the Senior Lender has only been mentioned once or twice, and solely with respect to the “confidential” subject of the name.

November 27, 2013

We anticipate filing related amendments to our 10-K Annual Report for the fiscal year ended March 31, 2013 in the near term, that will reflect the amendments to our 8-K.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

cc:

Sundance Strategies, Inc.